                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                               ------------------

                        COMMISSION FILE NUMBER: 001-13750

                               ------------------

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
                 (Translation of registrant's name into English)

                              NO. 9, LONGTAN STREET
                                LONGTAN DISTRICT
                           JILIN CITY, JILIN PROVINCE
                           PEOPLE'S REPUBLIC OF CHINA
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   X             Form 40-F
                               ---                       ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____________________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes               No   X
                                   ---              ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- ______________.

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                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

                                    FORM 6-K

                                TABLE OF CONTENTS

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                                                                          PAGE
Signature                                                                      3
Announcement of Shareholders' Meeting and Change of Director by          Exhibit
Jilin Chemical Industrial Company Limited, dated January 23, 2006

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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                       JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED


Date: January 23, 2006
                                       By:  /s/ Zhang Liyan
                                           --------------------------
                                           Name:  Zhang Liyan
                                           Title: Company Secretary

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                [JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED LOGO]

PRESS RELEASE                                       FOR IMMEDIATE RELEASE
For further information, please contact:

Jilin Chemical Industrial Company Limited           Tel: (86 432) 390 3651
Mr. Li Chunqing                                     Fax: (86 432) 302 8126
                                                    E-mail: jcic@jcic.com.cn

Fortune China Public Relations Ltd.                 Tel: (852) 2838 1162
Ms. Nellie Chan                                     Fax: (852) 2834 5109
                                                    E-mail: nellie.chan@fortunechina.com.hk


          ANNOUNCEMENT OF SHAREHOLDERS' MEETING AND CHANGE OF DIRECTOR

The board of directors (the "Board") of Jilin Chemical Industrial Company Limited (the "Company"; NYSE: JCC) announces that Mr. Yu
Li will no longer serve as a director or the Chairman of the Board of the Company, effective January 23, 2006. Mr. Yu had been a director of the Company since June 2002.

Acting by written consent, on January 23, 2006, the Board of the Company passed resolutions:

     1. Consenting that Mr. Yu Li will no longer serve as director or chairman of the board of directors of the Company, effective January 23, 2006;

     2.   Nominating Mr. Shen Diancheng as director of the Company;

     3. Calling an Extraordinary General Meeting (the "Shareholders' Meeting") of the Company's Shareholders for March 10, 2006, in Jilin City, Jilin Province, the People's Republic of China, and setting February 8, 2006 as the record date for the Shareholders' Meeting; and

     4. Proposing amendments to the Articles of Association of the Company for consideration by the Shareholders' Meeting, such amendments reflecting the fact that, upon the delisting of the Company's H Shares from the Hong Kong Stock Exchange, ADSs from the New York Stock Exchange and A Shares from the Shenzhen Stock Exchange, the Company will no longer be a listed company.

Mr. Shen Diancheng, aged 47, a professor-grade senior engineer, is the general manager and secretary to the branch of the Communist Party of PetroChina Jilin Petrochemical Branch Company. Mr. Shen graduated from Daqing Petroleum Institute in 1983. Mr. Shen held several executive positions, including the deputy director of the Daqing Chemical Additive Factory, deputy director and acting director of Daqing Oil Field Chemical Industrial Factory, deputy general manager of PetroChina Da Qing Refining and Chemical Branch Company, and general manager and secretary to the branch of the Communist Party of PetroChina Liaoyang Petrochemical Branch Company. Mr. Shen has rich experience in the management of large-scale petrochemical enterprises.
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                                    * * * * *


The Company is one of the PRC's largest producers of basic chemical and chemical raw materials, and one of the PRC's largest diversified chemical enterprises. Its primary business consists of the production of petroleum products, petrochemical and organic chemical products, synthetic rubber products, chemical fertilizers and other chemical products.


                                    * * * * *


This press release does not constitute an offer to purchase, an offer for sale of or a solicitation of an offer to sell or purchase any securities in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.

Investors should carefully read any filings made by the Company or PetroChina Company Limited in connection with the offer for shares of the Company, including any tender offer statement on Schedule TO, transaction statement on
Schedule 13E-3, related solicitation/recommendation statement on Schedule 14D-9 and any other documents relating to the offer for the shares of Jilin Chemical Industrial Company Limited, if and when any such documents, including amendment and exhibits thereto are filed with the U.S. Securities and Exchange Commission (the "SEC") because they will contain important information. If and when filed with the SEC, any such Schedule TO, Schedule 13E-3, Schedule 14D-9 and any related documents will be available free of charge at the SEC's web site at www.sec.gov.

Certain statements contained in this press release might be viewed as "forward-looking statements" within the meaning of the U.S. Securities Act of 1933 and the U.S. Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the performance or financial condition of the Company to be materially different from any future performance or financial condition implied by such statements.


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